UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(Amendment No. 5)

NutriSystem, Inc.

(Name of Subject Company (Issuer))

COMMON STOCK

(Title of Class of Securities)

67069D 10 8

(CUSIP Number of Class of Securities)

NewSpring Ventures, L.P.

500 North Gulph Road, Suite 500

King of Prussia, PA 19406

Attn: Michael A. DiPiano

Managing Partner

(Name, address and telephone number of person authorized to receive notices and communications)

With a copy to:

A. John May III, Esquire

Pepper Hamilton LLP

400 Berwyn Park

899 Cassatt Road

Berwyn, Pennsylvania 19312-1183

Telephone: (610) 640-7800

May 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 67069D 10 8	13D	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NewSpring Ventures, L.P. (23-3014041) Progress Capital II, L.P. (23-3014896) Progress Capital II, Inc. (23-3014949) NewSpring Capital, LLC (23-3102259)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

511,355
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

511,355
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

511,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP NO. 67069D 10 8	13D	Page 3 of 4

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed on December 20, 2002, as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2004, Amendment No. 2 to Schedule 13D filed on June 3, 2005, Amendment No. 3 to Schedule 13D filed on August 30, 2005, and Amendment No. 4 to Schedule 13D filed on September 22, 2005. The Schedule 13D is hereby amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original 13D is amended and restated in its entirety to read as follows:

(a) The Reporting Person beneficially owns (i) directly 507,610 shares of Common Stock, and (ii) indirectly options to acquire 3,745 shares of the Company’s Common Stock at an exercise price of $.73 per share, which in the aggregate represents approximately 1.4% of the Common Stock of the Issuer based on 35,854,102 shares of Common Stock outstanding on March 15, 2006.

Except as disclosed in this Item 5(a), as of the date hereof, the Reporting Person does not beneficially own or have the right to acquire any Common Stock.

The filing of this Statement shall not be construed as an admission by the Reporting Person that he is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by any other parties. The Reporting Person disclaims membership in a group with regard to the Common Stock for purposes of Section 13(d) of the Exchange Act.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) As of the date hereof, the Reporting Person is reporting that it beneficially owns less than 5% of the outstanding shares of Common Stock of the Issuer.

CUSIP NO. 67069D 10 8	13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: May 15, 2006	NEWSPRING VENTURES, L.P.

	By:	Progress Capital II, L.P., its General Partner

		By:	Progress Capital II, Inc., its General Partner

/s/ Marc R. Lederman
			Name:	Marc R. Lederman COO and Secretary

Dated: May 15, 2006	PROGRESS CAPITAL II, L.P.
		By:	Progress Capital II, Inc., its General Partner

/s/ Marc R. Lederman
			Name:	Marc R. Lederman COO and Secretary

Dated: May 15, 2006	PROGRESS CAPITAL II, INC.

/s/ Marc R. Lederman
			Name:	Marc R. Lederman COO and Secretary

Dated: May 15, 2006	NEWSPRING CAPITAL, LLC

/s/ Marc R. Lederman
			Name:	Marc R. Lederman COO and Secretary